UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Ms. Wong Wan Pei as Director

On May 7, 2025, Ms. Wong Wan Pei tendered her resignation as a director of Ohmyhome Limited (the “Company”), effective May 7, 2025. Mrs. Wong’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

Ms. Wong Wan Pei has made this decision in order to dedicate greater focus to operational execution and the continued growth of the Company’s core business. She will remain in her current role as Chief Operating Officer of the Company’s subsidiary operations to contribute to the Company’s strategic initiatives.

The Board of Directors expressed its sincere gratitude and appreciation to Ms. Wong Wan Pei for her dedication, leadership, and service to the Company during her tenure on the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and co-Chief Executive Officer